

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2013

<u>Via Facsimile</u>
Mr. William T. Hull
Chief Financial Officer
RTI International Metals, Inc.
Westpointe Corporate Center One, 5th Floor
1550 Coraopolis Heights Road
Pittsburgh, PA 15108-2973

> **Re:** **RTI International Metals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2013**
> **Filed May 7, 2013**
> **File No. 1-14437**

Dear Mr. Hull:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Item 8. Financial Statements and Supplementary Data, page 37</u>

<u>Note 2 – Summary of Significant Accounting Policies, page 45</u>
<u>Revenue and Cost Recognition, page 54</u>

1.   In regard to your long-term contracts, please tell us and revise future filings to disclose:
   - your reason for selecting the completed-contract method;
   - the range of contract durations;
   - the specific criteria you use to determine when a contract is substantially complete;
   - the amount of progress payments netted against inventory, if any, at each balance sheet date;

- the effect of revisions of contract estimates, if material;
- the amounts of and your deferral policy for pre-contract costs, if material; and
- the amount of claims recognized in revenue during each period presented or included in contract costs at each balance sheet date, if any.

Note 4 – Earnings Per Share, page 59

2.   Please revise future filings to also disclose the number of shares related to your convertible notes with an optional net-share settlement provision that were excluded from EPS because to include them would be less dilutive.

Note 5 – Income Taxes, page 60

3.   We note your disclosures regarding the deferred tax asset related to Canadian tax loss carry-forwards. Please tell us, and revise future filings to disclose and discuss:
- the amount of losses your Canadian subsidiary generated during each period presented;
- the amount of income your Canadian subsidiary will be required to generate to fully realize this deferred tax asset;
- more detailed information regarding the specific time periods in which the Canadian tax loss carry-forwards expire;
- more detailed information regarding the significant supply contract with a major aerospace manufacturer that will be substantially sourced from your Canadian subsidiary, including the favorable contract terms that mitigate the risk of raw material price fluctuations; and
- a more detailed analysis regarding how you determined that realization of this deferred tax asset is more likely than not.

Note 15 – Guarantor Subsidiaries, page 80

4.   Please fully explain to us the facts and circumstances that result in the parent company generating positive cash flows from operating activities during each period presented. This comment is also applicable to Note 16 in your Form 10-Q for the fiscal quarter ended March 31, 2013.

Form 10-Q for the Fiscal Quarter Ended March 31, 2013

Item 1. Financial Statements, page 1
Note 2 – Organization, page 5

5.   We note your reference to the reorganization that occurred and the revision of your reportable segments during the current interim period. Please provide us additional information regarding the specific changes to your organizational structural that occurred as a result of the reorganization. Please fully explain to us your organizational structure

before and after the reorganization. Please also provide us copies of the internal reports you now provide to your CODM.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief